Exhibit 99.1

August 7, 2024

Vancouver, British Columbia

Designated News Release

SECOND QUARTER FINANCIAL RESULTS

Wheaton Precious Metals Announces Second Quarter 2024 Results

and Record Operating Cash Flow for the First Half of 2024

“Wheaton once again delivered strong results in the second quarter, generating $234 million in operating cash flow, resulting in record cash flows of over $450 million for the first half of the year. With year-to-date gold equivalent production of approximately 305,000 ounces, we are well on track to achieve our 2024 production guidance of 550,000 to 620,000 gold equivalent ounces,” said Randy Smallwood, President and Chief Executive Officer of Wheaton Precious Metals.” In addition, we were ranked among the top 10 companies on Corporate Knights’ annual list of the Best 50 Corporate Citizens in Canada and published our annual sustainability and climate change reports. Corporate Knights’ recognition highlights our leadership in sustainability and commitment to creating value for all stakeholders. Our performance in the first half of 2024 supports our belief that the strength of our organic growth profile and high-quality, long-life portfolio, combined with favorable commodity price trends, firmly positions Wheaton as a premier choice for precious metals exposure.”

Solid Financial Results and Strong Balance Sheet

●

Second quarter of 2024: $299 million in revenue, $234 million in operating cash flow, $122 million in net earnings and $150 million in adjusted net earnings[1] and, declared a quarterly dividend[1] of $0.155 per common share.

●

Balance Sheet: cash balance of $540 million, no debt, and an undrawn $2 billion revolving credit facility as at June 30, 2024 after making total upfront cash payments of $45 million relative to mineral stream and royalty interests in the quarter.

o	Undrawn $2 billion revolving credit facility extended by an additional year with the facility now maturing on June 25, 2029.

High Quality Asset Base

●	Streaming and royalty agreements on 18 operating mines and 27 development projects[5].
●	93% of attributable production from assets in the lowest half of their respective cost curves[2],[4].
●

Attributable gold equivalent production[3] (“GEOs”) of 147,100 ounces in the second quarter of 2024 and 305,800 for the first six months of 2024, with year-to-date production representing an increase of 13% relative to the comparable period of the prior year due primarily to the mill throughput expansion at Salobo.

●

Average annual forecast production guidance for 2024 of 550,000 to 620,000 GEOs[3] maintained, with forecasted sector-leading growth of over 800,000 GEOs[3] by 2028, and average annual forecast attributable production growing to over 850,000 GEOs[3] in years 2029 to 2033.

●

Further de-risked forecast growth profile as construction activities advanced at the Blackwater, Goose, Platreef, Mineral Park and Marmato Lower Mine Projects, all of which are expected to be producing within the next 16 months.

Leadership in Sustainability

●	Recognized among Corporate Knights’ 2024 100 Most Sustainable Corporations in the World, and Best 50 Corporate Citizens in Canada.
●	Top Rankings: One of the top-rated companies by Sustainalytics, AA rated by MSCI and Prime rated by ISS.
●	Published our second annual Climate Change Report detailing how Wheaton is addressing climate change risks and opportunities, as well as potential climate-related impacts.
●

Published our fifth annual Sustainability Report highlighting our commitment to responsible business practices and providing a comprehensive review of Wheaton’s performance in environmental, social and governance topics.

Operational Overview

(all figures in US dollars unless otherwise noted)	Q2 2024	Q2 2023	Change	YTD 2024	YTD 2023	Change

Units produced

Gold ounces	84,993	83,180	2.2%	176,932	156,199	13.3%

Silver ounces	5,062	4,441	14.0%	10,538	9,575	10.1%

Palladium ounces	4,338	3,880	11.8%	8,801	7,585	16.0%

Cobalt pounds	259	152	70.8%	499	276	80.8%

Gold equivalent ounces [3]	147,059	137,176	7.2%	305,761	271,906	12.5%

Units sold

Gold ounces	77,326	75,294	2.7%	169,345	137,899	22.8%

Silver ounces	3,823	4,437	(13.8)%	7,890	8,186	(3.6)%

Palladium ounces	4,301	3,392	26.8%	9,075	6,338	43.2%

Cobalt pounds	88	265	(66.8)%	397	588	(32.5)%

Gold equivalent ounces [3]	124,009	129,734	(4.4)%	267,193	239,027	11.8%

Change in PBND and Inventory

Gold equivalent ounces [3]	9,615	(13,750)	(23,365)	10,289	(1,994)	(12,283)

Revenue	$299,064	$264,972	12.9%	$595,870	$479,437	24.3%

Net earnings	$122,317	$141,448	(13.5)%	$286,358	$252,839	13.3%

Per share	$0.270	$0.312	(13.5)%	$0.632	$0.559	13.1%

Adjusted net earnings [1]	$149,565	$142,584	4.9%	$288,398	$247,015	16.8%

Per share [1]	$0.330	$0.315	4.8%	$0.636	$0.546	16.5%

Operating cash flows	$234,393	$202,376	15.8%	$453,773	$337,482	34.5%

Per share [1]	$0.517	$0.447	15.7%	$1.001	$0.746	34.2%

All amounts in thousands except gold, palladium & gold equivalent ounces, and per share amounts.

Financial Review

Revenues

Revenue in the second quarter of 2024 was $299 million (61% gold, 37% silver, 1% palladium and 1% cobalt), with the $34 million increase relative to the prior period quarter being primarily due to an 18% increase in the average realized gold equivalent³ price; partially offset by a 4% decrease in the number of GEOs³ sold.

Revenue was $596 million in the six months ended June 30, 2024, representing a $116 million increase from the comparable period of the previous year due primarily to an 11% increase in the average realized gold equivalent³ price, resulting from relative changes in the GEOs³ produced but not yet delivered; and a 12% increase in the number of GEOs³ sold.

Cash Costs and Margin

Average cash costs¹ in the second quarter of 2024 were $436 per GEO³ as compared to $452 in the second quarter of 2023. This resulted in a cash operating margin¹ of $1,976 per GEO³ sold, an increase of 24% as compared with the second quarter of 2023, a result of the higher realized price per ounce coupled with the lower average cash costs.

Average cash costs¹ for the six months ended June 30, 2024 were $433 per GEO³ as compared to $463 in the comparable period of the previous year. This resulted in a cash operating margin¹ of $1,797 per GEO³ sold, a 16% increase from the comparable period of the previous year.

Cash Flow from Operations

Operating cash flow in the second quarter of 2024 amounted to $234 million, with the $32 million increase due primarily to the higher gross margin.

Operating cash flows for the six months ended June 30, 2024 amounted to $454 million, with the $116 million increase from the comparable period of the previous year being due primarily to the higher gross margin.

Balance Sheet (at June 30, 2024)

●	Approximately $540 million of cash on hand
●	The Company extended its existing undrawn $2 billion revolving term loan (the “Revolving Facility”) with its maturity date now June 25, 2029.
●	During the second quarter of 2024, the Company made total upfront cash payments of $45 million relative to the mineral stream and royalty interests consisting of:
o	$10 million relative to the Cangrejos PMPA;
o	$25 million relative to the Mineral Park PMPA; and
o	$10 million relative to the Mt Todd Royalty.
●	During the second quarter of 2024, the Company disposed of its investment in Hecla Mining Company for gross proceeds of $177 million.
●

With the existing cash on hand coupled with the fully undrawn $2 billion revolving credit facility, the Company believes it is well positioned to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

Global Minimum Tax

The Company is within the scope of global minimum tax (“GMT”) under the OECD Pillar Two model rules (“Pillar Two”), under which large multinational entities will be subject to a 15% GMT. On June 20, 2024, Canada’s Global Minimum Tax Act (“GMTA”), received royal assent. The GMTA enacts the OECD Pillar Two model rules where in scope companies will be subject to a 15% GMT for fiscal years commencing on or after December 31, 2023. With the enactment of the GMTA on June 20, 2024, the income of the Company’s subsidiaries which operate in jurisdictions with a statutory tax rate of 0% is impacted by the GMTA and an amount of $51 million current tax expense associated with GMT was recorded for the period from January 1, 2024 to June 30, 2024. GMT accrued to December 31, 2024, is payable on or before June 30, 2026 (18 months following year-end).

Second Quarter Operating Asset Highlights

Salobo: In the second quarter of 2024, Salobo produced 63,200 ounces of attributable gold, an increase of approximately 15% relative to the second quarter of 2023, driven by higher throughput, with production from the third concentrator line commencing at the end of 2022. On April 24, 2024, Vale S.A. (“Vale”) reported the continued ramp-up at Salobo III, which reached 90% average throughput in the first quarter, as well as improved year over year operational performance at Salobo I and II. On July 25, 2024, Vale also reported that the Salobo III processing plant operations resumed in July, after being halted for 31 days due to a fire on a conveyor belt. Vale confirmed that 2024 copper production guidance of 320-355 kt has been maintained.

Peñasquito: In the second quarter of 2024, Peñasquito produced 2.3 million ounces of attributable silver, an increase of approximately 30% relative to the second quarter of 2023 primarily due to higher throughput, partially offset by lower grades.

Constancia: In the second quarter of 2024, Constancia produced 0.5 million ounces of attributable silver and 6,100 ounces of attributable gold, an increase of approximately 7% for silver production and a decrease of approximately 18% for gold production relative to the second quarter of 2023. The decrease in gold production was primarily the result of lower gold grades due largely to the planned stripping activity in the Pampacancha pit, which commenced in the second quarter and is expected to continue through the third quarter. As a result of the stripping activity, ore feed was supplemented with stockpiles during the second quarter, as per the original mine plan. Mill ore feed has now reverted to the typical blend of approximately one-third from Pampacancha and two-thirds from Constancia, which is expected to continue throughout 2024. The increase in silver production is primarily due to higher throughput and grades, partially offset by lower recoveries.

Stillwater: In the second quarter of 2024, the Stillwater mines produced 2,100 ounces of attributable gold and 4,300 ounces of attributable palladium, an increase of approximately 4% for gold and 12% for palladium relative to the second quarter of 2023, due primarily to higher throughput and grades.

Voisey’s Bay: In the second quarter of 2024, the Voisey’s Bay mine produced 259,000 pounds of attributable cobalt, an increase of approximately 71% relative to the second quarter of 2023, as the transitional period between the depletion of the Ovoid open-pit and ramp-up to full production of the Voisey’s Bay underground mine nears completion. Vale reports that physical completion of the Voisey’s Bay underground mine extension was 96% at the end of the second quarter, and that the main surface assets are completed and in operation. In the underground portion, Reid Brook activities are largely complete, with the powerhouse planned to be fully commissioned and linked to the grid by Q3 2024. The mine development at Eastern Deeps is now concluded, and construction of the bulk material handling system, dewatering and support facilities is ongoing. The full mine assets at Eastern Deeps are expected to be in operation by the end of 2024.

Other Gold: In the second quarter of 2024, total Other Gold attributable production was 600 ounces, a decrease of approximately 70% relative to the second quarter of 2023, primarily due to the closure of the Minto mine in May 2023.

Other Silver: In the second quarter of 2024, total Other Silver attributable production was 1.4 million ounces, an increase of approximately 5% relative to the second quarter of 2023. The increase from the comparable period of the prior year is primarily due to an 87% increase in production at Zinkgruvan as a result of higher throughput and grades, largely offset by the cessation of attributable ore mined at Aljustrel.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Wheaton’s consolidated MD&A in the ‘Results of Operations and Operational Review’ section.

Recent Development Asset Updates

Blackwater Project: On July 30, 2024, Artemis Gold Inc. (“Artemis”) announced that overall construction was approximately 87% complete and that construction of the water management pond, excavation of the cutoff trench, and the earthworks and lining of the central water management pond were completed. Work on the tailings storage facility continues to progress well with increased productivity and material movements through the quarter. Equipment installation was a key focus area as well as installation of structural steel, conveyors, platework, pipework, and electrical infrastructure. Early pre-commissioning activities in the crushing area of the process facility are underway. Artemis also stated that the project remains on schedule for first gold pour in Q4 2024.

On July 22, 2024, Artemis announced that it had responded to a wildfire evacuation order by proactively removing all non-essential staff and contractors as of July 21, 2024. On July 26, 2024, Artemis announced the evacuation order has been lifted and began an expedient, staged return of employees and contractors to site. The mine site was not impacted by any wildfires.

Platreef Project: On July 31, 2024, Ivanhoe Mines Ltd. (“Ivanhoe”) reported that construction of Platreef’s Phase 1 concentrator was completed on schedule subsequent to the quarter. Cold commissioning has started, with water being fed through the concentrator, and construction of Platreef’s Shaft 2 headgear is approximately 60% complete. Work is well underway on the updated feasibility study to accelerate Platreef’s Phase 2 expansion, as well as the preliminary economic assessment of the previously announced Phase 3 expansion. Both studies are expected to be completed in the fourth quarter. A Phase 3 expansion to 10 Mtpa processing capacity is expected to rank Platreef as one of the world’s largest platinum-group metal, nickel, copper and gold producers.

Goose Project: On May 7, 2024, B2Gold Corp. (“B2Gold”) announced the successful completion of the 2024 winter ice road (“WIR”) campaign, delivering all necessary materials to complete the construction of the Goose project. B2Gold reports that while mill construction remains on schedule, development of the open pit and underground is slightly behind schedule due to equipment availability, adverse weather conditions and prioritization of critical path construction activities. As a result, B2Gold reports that first gold pour is now expected in the second quarter of 2025 with ramp up to full production in the third quarter of 2025, one quarter later than previous estimates.

Marmato Mine: On April 15, 2024, Aris Mining Corporation (“Aris”) provided an update on the Marmato Lower Mine expansion project, including the completion of the access road to the new processing facility area. Earthworks in the plant area will reportedly commence soon, and the contractor for the new portal and decline is fully mobilized and cutting of the portal face has commenced. On May 14, 2024, Aris reported that most of the mechanical equipment has been ordered and the access road has reached the portal level. On July 16, 2024, Aris further reported that the Lower Mine project is on track for first gold pour by the end of 2025, followed by an approximate six-month ramp-up period.

Curipamba Project: On June 17, 2024, Adventus Mining Corporation (“Adventus”) announced that the Ministry of Environment, Water and Energy Transition of the Government of Ecuador has granted Administrative Authorization over Public Hydric Domain for the Curipamba project. This key permit allows the Curipamba project to carry out planned construction activities in accordance with the technical requirements stipulated in the Water Resources Law. With this approval, Adventus noted that the last main step prior to the start of construction is the receipt of the final document outlining the transition from the medium scale exploration to exploitation phase.

On April 26, 2024, Adventus announced that Silvercorp Metals Inc. (“Silvercorp”) has entered into a definitive arrangement agreement with Adventus pursuant to which Silvercorp has agreed to acquire all of the issued and outstanding common shares of Adventus. As reported by Silvercorp, the existing stream with Wheaton, combined with Silvercorp’s existing cash and cash equivalents of approximately $200 million, is more than sufficient to fully fund the Curipamba project through construction. On July 2, 2024, the Ontario Superior Court of Justice granted a final order approving the arrangement. The acquisition closed on July 31, 2024.

On August 6, 2024, Silvercorp announced a key milestone that the Ministry of Energy and Mines of the Government of Ecuador (“MEM”) has issued a Resolution of Change of Phase for the Curipamba project. The Resolution of Change of Phase advances the legal status of the project from the economic evaluation phase to the exploitation phase and allows for the start of construction and subsequent operation of the mine. The Change of Phase for a medium-scale project is equivalent to the Exploitation Agreement for large-scale mines in Ecuador.

Marathon Project: On July 31, 2024, Generation Mining Limited (“Gen Mining”) reported that the federal government has approved amendments to Schedule 2 of the Metal and Diamond Mining Effluent Regulations (“Schedule 2”) which will allow for the construction of specific water management structures and operation of key infrastructure for the Marathon Project. Gen Mining also states that receipt of the few remaining provincial and federal approvals and permits required for construction is expected in the coming months.

On August 7, 2024, Gen Mining announced a key milestone with the receipt of the Fisheries Act Authorization (“FAA”) for the Marathon project. The FAA, issued by Fisheries and Oceans Canada, approves Gen Mining’s plan to avoid, mitigate and offset impacts to fish and fish habitat related to the development of the project. This authorization represents the final federal approval required to commence construction of the tailings storage facility and water management structures. The Marathon project requires three remaining provincial approvals to be issued by the Ministry of the Environment, Conservation and Parks and the Ministry of Natural Resources. These are expected in the coming months. Following which, the Marathon project will have all of the key government permits and approvals required for construction.

Santo Domingo: On July 31, 2024, Capstone Copper Corp. (“Capstone”) published the results of an updated feasibility study for the Santo Domingo project, outlining an optimized mine plan, updated capital and operating cost estimates, and a 19-year mine life supported by higher mineral reserve estimates. The report indicates that total gold production is expected to average 35,000 ounces per year for the first seven years of production, an increase from the 30,000 ounces per year estimate outlined in the 2020 feasibility study, and 22,000 ounces per year for the life of mine, up from 17,000 ounces per year. Capstone has reported that with construction completed at the Mantoverde project, a deposit situated 35 kilometers northeast of the Santo Domingo project, Capstone plans to advance several value enhancement initiatives within the Mantoverde-Santo Domingo district that are not yet included in the 2024 feasibility study. The first of these initiatives is a newly announced two-year, $25 million exploration program at Mantoverde, aimed at supporting the two future processing centers between Mantoverde and Santo Domingo.

Curraghinalt Project: On May 3, 2024, the Planning Appeals Commission & Water Appeals Commission (the “Commission”) in Northern Ireland concluded that the water abstraction and impoundment licenses (“Water Licenses”) relative to the Curraghinalt Project have been rescinded and that license applications would need to be resubmitted and subsequent public inquiry referrals held. The Commission noted that it has suspended arrangements for the current inquiry timetable until it is in receipt of the expected Water License applications, at which time it will move to set directions and new dates for the submission of statements of case, rebuttals, and for the opening of the re-scheduled hearing sessions in due course.

Sustainability

Annual Sustainability Report & Climate Change Report

Wheaton published its fifth annual sustainability report on May 23, 2024, and its second annual climate change report on June 24, 2024. The reports are part of Wheaton’s voluntary suite of sustainability disclosures demonstrating the Company’s commitment to responsible business practices and ESG performance.

ESG Ratings & Awards

On June 26, 2024, Wheaton was named as one of Corporate Knights’ 2024 Best 50 Corporate Citizens in Canada ranking ninth on the list. With a significant portion of the score linked to sustainable revenue, this metric underscores the exceptional quality of Wheaton’s mining partners and the Company’s rigorous due diligence process.

Community Investment Program

•

Wheaton’s Partner Community Investment Program continues to support initiatives with the Vale Foundation, Vale Canada, Glencore via Antamina, Hudbay Minerals, First Majestic Silver and Sibanye-Stillwater to support the communities influenced by the mines and provide vital services and programs including educational resources, health and dental programs, poverty reduction initiatives, entrepreneurial opportunities, and various social and environmental programs.

•

Coast Mental Health Foundation’s Courage To Come Back Awards presented by Wheaton raised over CA$1.7 million in support of community-based services for people living with mental illness in British Columbia.

2024 and Long-Term Production Outlook

Wheaton’s estimated attributable production in 2024 is forecast to be 325,000 to 370,000 ounces of gold, 18.5 to 20.5 million ounces of silver, and 12,000 to 15,000 GEOs3 of other metals, resulting in annual production of approximately 550,000 to 620,000 GEOs3, unchanged from previous guidance2,3.

Annual production is forecast to increase by approximately 40% to over 800,000 GEOs3 by 2028, with average annual production forecast to grow to over 850,000 GEO3 in years 2029 to 2033, also unchanged from previous guidance6.

About Wheaton Precious Metals Corp.

Wheaton is the world’s premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming for all of its stakeholders.

In accordance with Wheaton Precious Metals™ Corp.’s (“Wheaton Precious Metals”, “Wheaton” or the “Company”) MD&A and Financial Statements, reference to the Company and Wheaton includes the Company’s wholly owned subsidiaries.

Webcast and Conference Call Details

A conference call will be held on Thursday, August 8, 2024, starting at 5:00am PT (8:00 am ET) to discuss these results. To participate in the live call please use one of the following methods:

RapidConnect URL:	Click here
Live webcast:	Click here
Dial toll free:	1-888-664-6383 or 1-416-764-8650
Conference Call ID:	94107872

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until August 15, 2024 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-888-390-0541
Dial from outside Canada or the US:	1-416-764-8677
Pass code:	107872 #
Archived webcast:	Click here

This earnings release should be read in conjunction with Wheaton Precious Metals’ MD&A and Financial Statements, which are available on the Company’s website at www.wheatonpm.com and have been posted on SEDAR+ at www.sedarplus.ca.

Mr. Wes Carson, P.Eng., Vice President, Mining Operations, Neil Burns, P.Geo., Vice President, Technical Services for Wheaton Precious Metals and Ryan Ulansky, P.Eng., Vice President, Engineering, are a “qualified person” as such term is defined under National Instrument 43-101, and have reviewed and approved the technical information disclosed in this news release (specifically Mr. Carson has reviewed production figures, Mr. Burns has reviewed mineral resource estimates and Mr. Ulansky has reviewed the mineral reserve estimates).

Wheaton Precious Metals believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton Precious Metals website at http://www.wheatonpm.com/Company/corporate-governance/default.aspx.

For further information:

Investor Contact

Emma Murray

Vice President, Investor Relations

Tel: 1-844-288-9878

Email: info@wheatonpm.com

Media Contact

Simona Antolak

Vice President, Communications & Corporate Affairs

Tel: 604-639-9870

Email: simona.antolak@wheatonpm.com

Condensed Interim Consolidated Statements of Earnings

	Three Months Ended June 30		Six Months Ended June 30
(US dollars and shares in thousands, except per share amounts - unaudited)	2024	2023	2024	2023

Sales	$299,064	$264,972	$595,870	$479,437

Cost of sales

Cost of sales, excluding depletion	$54,007	$58,642	$115,562	$110,606

Depletion	58,865	54,474	122,541	99,473

Total cost of sales	$112,872	$113,116	$238,103	$210,079

Gross margin	$186,192	$151,856	$357,767	$269,358

General and administrative expenses	10,241	10,216	20,705	20,315

Share based compensation	6,241	4,484	7,522	11,881

Donations and community investments	703	1,940	2,273	3,318

Earnings from operations	$169,007	$135,216	$327,267	$233,844

Gain on disposal of mineral stream interests	-	5,027	-	5,027

Other income (expense)	5,122	8,692	12,317	16,254

Earnings before finance costs and income taxes	$174,129	$148,935	$339,584	$255,125

Finance costs	1,299	1,352	2,741	2,731

Earnings before income taxes	$172,830	$147,583	$336,843	$252,394

Income tax expense (recovery)	50,513	6,135	50,485	(445)

Net earnings	$122,317	$141,448	$286,358	$252,839

Basic earnings per share	$0.270	$0.312	$0.632	$0.559

Diluted earnings per share	$0.269	$0.312	$0.631	$0.558

Weighted average number of shares outstanding

Basic	453,430	452,892	453,262	452,633

Diluted	454,104	453,575	453,888	453,368

Condensed Interim Consolidated Balance Sheets

(US dollars in thousands - unaudited)	As at June 30 2024	As at December 31 2023

Assets
Current assets
Cash and cash equivalents	$540,217	$546,527
Accounts receivable	9,654	10,078
Cobalt inventory	-	1,372
Income taxes receivable	4,544	5,935
Other	4,398	3,499

Total current assets	$558,813	$567,411

Non-current assets
Mineral stream interests	$6,487,552	$6,122,441
Early deposit mineral stream interests	47,094	47,093
Mineral royalty interests	35,527	13,454
Long-term equity investments	88,071	246,678
Property, plant and equipment	7,752	7,638
Other	22,273	26,470

Total non-current assets	$6,688,269	$6,463,774

Total assets	$7,247,082	$7,031,185

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$12,272	$13,458
Current portion of performance share units	8,099	12,013
Current portion of lease liabilities	435	604

Total current liabilities	$20,806	$26,075

Non-current liabilities
Performance share units	$5,660	$9,113
Lease liabilities	5,301	5,625
Global minimum tax	50,510	-
Deferred income taxes	250	232
Pension liability	4,883	4,624

Total non-current liabilities	$66,604	$19,594

Total liabilities	$87,410	$45,669

Shareholders’ equity
Issued capital	$3,796,172	$3,777,323
Reserves	(62,186)	(40,091)
Retained earnings	3,425,686	3,248,284

Total shareholders’ equity	$7,159,672	$6,985,516

Total liabilities and shareholders’ equity	$7,247,082	$7,031,185

Condensed Interim Consolidated Statements of Cash Flows

	Three Months Ended June 30		Six Months Ended June 30

(US dollars in thousands - unaudited)	2024	2023	2024	2023

Operating activities

Net earnings	$122,317	$141,448	$286,358	$252,839

Adjustments for

Depreciation and depletion	59,211	54,857	123,224	100,247

Gain on disposal of mineral stream interest	-	(5,027)	-	(5,027)

Interest expense	72	36	145	53

Equity settled stock based compensation	1,655	1,859	3,253	3,402

Performance share units - expense	4,586	2,625	4,269	8,479

Performance share units - paid	-	-	(11,129)	(16,675)

Pension expense	283	291	458	458

Pension paid	-	(20)	(43)	(116)

Income tax (recovery) expense	50,513	6,135	50,485	(445)

(Gain) loss on fair value adjustment of share purchase warrants held	(197)	280	(380)	105

Investment income recognized in net earnings	(4,877)	(8,880)	(11,315)	(16,028)

Other	482	418	400	499

Change in non-cash working capital	(3,664)	1,685	(1,508)	(387)

Cash generated from operations before income taxes and interest	$230,381	$195,707	$444,217	$327,404

Income taxes paid	(75)	(988)	(191)	(4,332)

Interest paid	(73)	(15)	(148)	(33)

Interest received	4,160	7,672	9,895	14,443

Cash generated from operating activities	$234,393	$202,376	$453,773	$337,482

Financing activities

Credit facility extension fees	$(925)	$(846)	$(925)	$(846)

Share purchase options exercised	8,348	1,134	12,164	10,510

Lease payments	(147)	(177)	(295)	(379)

Dividends paid	(139,124)	(131,091)	(139,124)	(131,091)

Cash used for financing activities	$(131,848)	$(130,980)	$(128,180)	$(121,806)

Investing activities

Mineral stream interests	$(35,605)	$(88,710)	$(486,507)	$(120,234)

Early deposit mineral stream interests	-	-	-	(750)

Mineral royalty interest	(10,078)	-	(22,025)	-

Net proceeds on disposal of mineral stream interests	-	46,400	-	46,400

Acquisition of long-term investments	-	(31)	(751)	(8,175)

Proceeds on disposal of long-term investments	177,088	202	177,088	202

Dividends received	481	917	1,181	917

Other	(193)	(1,209)	(789)	(1,770)

Cash (used for) generated from investing activities	$131,693	$(42,431)	$(331,803)	$(83,410)

Effect of exchange rate changes on cash and cash equivalents	$(130)	$175	$(100)	$482

Increase (decrease) in cash and cash equivalents	$234,108	$29,140	$(6,310)	$132,748

Cash and cash equivalents, beginning of period	306,109	799,697	546,527	696,089

Cash and cash equivalents, end of period	$540,217	$828,837	$540,217	$828,837

Summary of Units Produced

	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022

Gold ounces produced ²

Salobo	63,225	61,622	71,778	69,045	54,804	43,677	37,939	44,212

Sudbury [3]	5,910	5,618	5,823	3,857	5,818	6,203	5,270	3,437

Constancia	6,086	13,897	22,292	19,003	7,444	6,905	10,496	7,196

San Dimas [4]	7,089	7,542	10,024	9,995	11,166	10,754	10,037	11,808

Stillwater [5]	2,099	2,637	2,341	2,454	2,017	1,960	2,185	1,833

Other

Marmato	584	623	668	673	639	457	533	542

Minto [6]	-	-	-	-	1,292	3,063	2,567	3,050

Total Other	584	623	668	673	1,931	3,520	3,100	3,592

Total gold ounces produced	84,993	91,939	112,926	105,027	83,180	73,019	69,027	72,078

Silver ounces produced [2]

Peñasquito [7]	2,263	2,643	1,036	-	1,744	2,076	1,761	2,017

Antamina	992	806	1,030	894	984	872	1,067	1,327

Constancia	451	640	836	697	420	552	655	564

Other

Los Filos	42	42	28	28	28	45	14	21

Zinkgruvan	699	641	510	785	374	632	664	642

Neves-Corvo	432	524	573	486	407	436	369	323

Aljustrel [8]	-	-	-	327	279	343	313	246

Cozamin	177	173	185	165	184	141	157	179

Marmato	6	7	10	11	7	8	9	7

Yauliyacu [9]	-	-	-	-	-	-	261	463

Minto [6]	-	-	-	-	14	29	33	33

Total Other	1,356	1,387	1,306	1,802	1,293	1,634	1,820	1,914

Total silver ounces produced	5,062	5,476	4,208	3,393	4,441	5,134	5,303	5,822

Palladium ounces produced ²

Stillwater [5]	4,338	4,463	4,209	4,006	3,880	3,705	3,869	3,229

Cobalt pounds produced ²

Voisey’s Bay	259	240	215	183	152	124	128	226

GEOs produced [10]	147,059	158,703	164,818	147,230	137,176	134,730	132,780	142,103

Average payable rate [2]
Gold	95.2%	94.7%	95.1%	95.4%	95.1%	95.1%	94.9%	95.1%
Silver	84.4%	84.5%	83.0%	78.3%	83.7%	83.1%	84.2%	86.3%
Palladium	97.3%	97.8%	98.0%	94.1%	94.1%	96.3%	93.9%	96.3%
Cobalt	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%
GEO [10]	90.9%	90.6%	91.6%	90.8%	90.8%	89.8%	89.9%	90.9%

1)	All figures in thousands except gold and palladium ounces produced.
2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
4)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. For reference, attributable silver production from prior periods is as follows: Q2 2024 - 285,000 ounces; Q1 2024 - 291,000 ounces; Q4 2023 - 378,000 ounces; Q3 2023 - 387,000 ounces; Q2 2023 - 423,000 ounces; Q1 2023 - 401,000 ounces; Q4 2022 - 348,000 ounces; Q3 2022 - 412,000 ounces.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)	On May 13, 2023, Minto Metals Corp. announced the suspension of operations at the Minto mine.
7)	There was a temporary suspension of operations at Peñasquito due to a labour strike which ran from June 7, 2023 to October 13, 2023.
8)	On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the second quarter of 2025.
9)	On December 14, 2022 the Company terminated the Yauliyacu PMPA in exchange for a cash payment of $132 million.
10)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,000 per ounce gold; $23.00 per ounce silver; $1,000 per ounce palladium; and $13.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2024.

Summary of Units Sold

	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022

Gold ounces sold
Salobo	54,962	56,841	76,656	44,444	46,030	35,966	41,029	31,818
Sudbury [2]	5,679	4,129	5,011	4,836	4,775	4,368	4,988	5,147
Constancia	6,640	20,123	19,925	12,399	9,619	6,579	6,013	6,336
San Dimas	6,801	7,933	10,472	9,695	11,354	10,651	10,943	10,196
Stillwater [3]	2,628	2,355	2,314	1,985	2,195	2,094	1,783	2,127
Other
Marmato	616	638	633	792	467	480	473	719
777	-	-	-	275	153	126	785	3,098
Minto	-	-	-	-	701	2,341	2,982	2,559

Total Other	616	638	633	1,067	1,321	2,947	4,240	6,376
Total gold ounces sold	77,326	92,019	115,011	74,426	75,294	62,605	68,996	62,000

Silver ounces sold
Peñasquito	1,482	1,839	442	453	1,913	1,483	2,066	1,599
Antamina	917	762	1,091	794	963	814	1,114	1,155
Constancia	422	726	665	435	674	366	403	498
Other
Los Filos	24	44	24	30	37	34	16	24
Zinkgruvan	597	297	449	714	370	520	547	376
Neves-Corvo	216	243	268	245	132	171	80	105
Aljustrel	-	1	86	142	182	205	156	185
Cozamin	158	147	141	139	150	119	150	154
Marmato	7	8	9	11	7	7	7	8
Yauliyacu	-	-	-	-	-	-	337	1,005
Minto	-	-	-	-	7	29	23	22
Keno Hill	-	-	-	-	-	1	1	30
777	-	-	-	2	2	-	35	73

Total Other	1,002	740	977	1,283	887	1,086	1,352	1,982

Total silver ounces sold	3,823	4,067	3,175	2,965	4,437	3,749	4,935	5,234

Palladium ounces sold
Stillwater [3]	4,301	4,774	3,339	4,242	3,392	2,946	3,396	4,227

Cobalt pounds sold
Voisey’s Bay	88	309	288	198	265	323	187	115

GEOs sold [4]	124,009	143,184	155,059	111,935	129,734	109,293	128,662	125,053
Cumulative payable units PBND [5]
Gold ounces	89,667	86,114	91,092	98,715	72,916	77,377	70,562	74,053
Silver ounces	2,795	2,347	1,787	1,469	1,777	2,531	2,013	2,481
Palladium ounces	6,018	6,198	6,666	5,607	6,122	5,751	5,098	5,041
Cobalt pounds	513	360	356	377	251	285	258	403
GEO [4]	128,156	118,541	117,294	120,865	98,041	111,217	97,936	107,720

Inventory on hand
Cobalt pounds	-	-	88	155	310	398	633	556

1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,000 per ounce gold; $23.00 per ounce silver; $1,000 per ounce palladium; and $13.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2024.

5)

Payable gold, silver and palladium ounces as well as cobalt pounds produced but not yet delivered (“PBND”) are based on management estimates. These figures may be updated in future periods as additional information is received.

Results of Operations

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended June 30, 2024

	Units Produced²	Units Sold	Average Realized Price ($’s Per Unit)		Average Cash Cost ($’s Per Unit) [3]		Average Depletion ($’s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	63,225	54,962	$	2,356		$425		$378	$129,466	$85,346	$105,795	$2,638,316

Sudbury [4]	5,910	5,679		2,357		400		1,326	13,383	3,581	11,106	250,227

Constancia	6,086	6,640		2,356		420		323	15,640	10,706	12,849	71,769

San Dimas	7,089	6,801		2,356		635		290	16,021	9,730	11,701	140,542

Stillwater	2,099	2,628		2,356		415		421	6,190	3,994	5,100	209,162

Other [5]	584	616		2,356		415		527	1,450	870	1,195	903,067
	84,993	77,326	$	2,356		$441		$438	$182,150	$114,227	$147,746	$4,213,083

Silver

Peñasquito	2,263	1,482	$	28.75		$4.50		$4.86	$42,599	$28,735	$35,932	$261,561

Antamina	992	917		28.75		5.75		8.46	26,365	13,337	21,095	506,396

Constancia	451	422		28.75		6.20		6.10	12,122	6,934	9,508	172,475

Other [6]	1,356	1,002		30.14		4.35		4.50	30,205	21,336	21,614	624,616
	5,062	3,823	$	29.11		$4.95		$5.76	$111,291	$70,342	$88,149	$1,565,048

Palladium

Stillwater	4,338	4,301	$	979		$175		$429	$4,210	$1,611	$3,457	$216,696

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	78,815

	4,338	4,301	$	979		$175		$429	$4,210	$1,611	$3,457	$295,511

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,451

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	57,585

	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$67,036

Cobalt
Voisey’s Bay	259	88	$	16.02		$3.11		$12.78	$1,413	$12	$2,081	$346,874

Operating results									$299,064	$186,192	$241,433	$6,487,552

Other
General and administrative										$(10,241)	$(8,962)
Share based compensation										(6,241)	-
Donations and community investments										(703)	(614)
Finance costs										(1,299)	(1,057)
Other										5,122	3,668
Income tax										(50,513)	(75)
Total other										$(63,875)	$(7,040)	$759,530

										$122,317	$234,393	$7,247,082

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
5)

Other gold interests comprised of the operating Marmato gold interest as well as the non-operating Minto, Copper World, Santo Domingo, Fenix, Blackwater, Curipamba, Marathon, Goose, Cangrejos, Platreef, Curraghinalt and Kudz Ze Kayah gold interests.

6)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin silver interests as well as the non-operating Stratoni, Aljustrel, Minto, Pascua-Lama, Copper World, Navidad, Blackwater, Curipamba, Mineral Park and Kudz Ze Kayah silver interests.

On a gold equivalent basis, results for the Company for the three months ended June 30, 2024 were as follows:

Three Months Ended June 30, 2024

	Ounces Produced [1]	Ounces Sold	Average Realized Price ($’s Per Ounce)	Average Cash Cost ($’s Per Ounce) [2]	Cash Operating Margin ($’s Per Ounce) [3]	Average Depletion ($’s Per Ounce)	Gross Margin ($’s Per Ounce)
Gold equivalent basis [4]	147,059	124,009	$ 2,412	$ 436	$ 1,976	$ 475	$ 1,501

1)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
3)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
4)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,000 per ounce gold; $23.00 per ounce silver; $1,000 per ounce palladium; and $13.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2024.

Three Months Ended June 30, 2023

	Units Produced²	Units Sold	Average Realized Price ($’s Per Unit)		Average Cash Cost ($’s Per Unit) [3]			Average Depletion ($’s Per Unit)		Sales	Gain on Disposal [4]	Net Earnings	Cash Flow From Operations	Total Assets

Gold
Salobo	54,804	46,030		$1,985		$420			$330	$91,350	$-	$56,790	$71,999	$2,356,169
Sudbury [5]	5,818	4,775		2,000		400			1,025	9,549	-	2,747	7,579	274,048
Constancia	7,444	9,619		1,985		416			316	19,090	-	12,049	15,085	90,469
San Dimas	11,166	11,354		1,985		628			260	22,532	-	12,454	15,401	150,154
Stillwater	2,017	2,195		1,985		357			510	4,356	-	2,451	3,571	213,663
Other [6]	1,931	1,321		1,994		1,131			186	2,634	-	894	1,252	537,197
	83,180	75,294		$1,986		$461			$365	$149,511	$-	$87,385	$114,887	$3,621,700

Silver
Peñasquito	1,744	1,913		$24.20		$4.43			$4.06	$46,291	$-	$30,041	$37,816	$279,872
Antamina	984	963		24.20		4.70			7.06	23,302	-	11,985	18,780	532,828
Constancia	420	674		24.20		6.14			6.24	16,322	-	7,968	12,180	186,452
Other [7]	1,293	887		23.88		5.75			3.46	21,166	5,027	18,031	15,878	482,572
	4,441	4,437		$24.13		$5.01			$4.92	$107,081	$5,027	$68,025	$84,654	$1,481,724

Palladium
Stillwater	3,880	3,392		$1,438		$261			$445	$4,879	$-	$2,482	$3,993	$224,099

Platinum
Marathon	-	-	$	n.a.	$	n.a.		$	n.a.	$-	$-	$-	$-	$9,448

Cobalt
Voisey’s Bay	152	265		$13.23		$3.20	[8]		$13.85	$3,501	$-	$(1,009)	$4,335	$354,195

Operating results										$264,972	$5,027	$156,883	$207,869	$5,691,166

Other
General and administrative												$(10,216)	$(9,544)
Share based compensation												(4,484)	-
Donations and community investments												(1,940)	(1,738)
Finance costs												(1,352)	(999)
Other												8,692	7,776
Income tax												(6,135)	(988)
Total other												$(15,435)	$(5,493)	$1,188,739
												$141,448	$202,376	$6,879,905

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	The gain on disposal of Other silver interests relates to the gain on the buyback of 33% of the Goose PMPA..
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
6)

Other gold interests are comprised of the operating Marmato gold interests as well as the non-operating Minto, 777, Copper World, Santo Domingo, Fenix, Blackwater, Marathon, Curipamba, Goose and Cangrejos gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

7)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Cozamin and Marmato silver interests, the non-operating Minto, 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World, Blackwater and Curipamba silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the second quarter of 2025.

8)	Cash cost per pound of cobalt sold during the second quarter of 2023 was net of a previously recorded inventory write-down of $0.5 million, resulting in a decrease of $1.81 per pound of cobalt sold.

On a gold equivalent basis, results for the Company for the three months ended June 30, 2023 were as follows:

Three Months Ended June 30, 2023

	Ounces Produced [1]	Ounces Sold	Average Realized Price ($’s Per Ounce)	Average Cash Cost ($’s Per Ounce) [2]	Cash Operating Margin ($’s Per Ounce) [3]	Average Depletion ($’s Per Ounce)	Gross Margin ($’s Per Ounce)
Gold equivalent basis [4]	137,176	129,734	$ 2,042	$ 452	$ 1,590	$ 420	$ 1,170

1)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
3)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
4)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,000 per ounce gold; $23.00 per ounce silver; $1,000 per ounce palladium; and $13.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2024.

Six Months Ended June 30, 2024
	Units Produced²	Units Sold	Average Realized Price ($’s Per Unit)		Average Cash Cost ($’s Per Unit) [3]			Average Depletion ($’s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	124,847	111,803		$2,212		$425			$386	$247,317	$156,742	$199,845	$2,638,316

Sudbury [4]	11,528	9,808		2,227		400			1,250	21,844	5,663	17,920	250,227

Constancia	19,983	26,763		2,143		420			317	57,363	37,616	46,112	71,769

San Dimas	14,631	14,734		2,204		633			284	32,469	18,967	23,147	140,542

Stillwater	4,736	4,983		2,222		394			463	11,073	6,801	9,108	209,162

Other [5]	1,207	1,254		2,212		394			527	2,773	1,618	2,279	903,067

	176,932	169,345		$2,202		$440			$419	$372,839	$227,407	$298,411	$4,213,083

Silver

Peñasquito	4,906	3,321		$25.97		$4.50			$4.42	$86,249	$56,636	$71,307	$261,561

Antamina	1,798	1,679		26.48		5.26			7.82	44,453	22,484	35,618	506,396

Constancia	1,091	1,148		25.58		6.20			6.19	29,358	15,134	22,242	172,475

Other [6]	2,743	1,742		27.48		4.27			4.35	47,889	32,873	37,433	624,616

	10,538	7,890		$26.36		$4.86			$5.39	$207,949	$127,127	$166,600	$1,565,048

Palladium

Stillwater	8,801	9,075		$979		$179			$438	$8,887	$3,294	$7,265	$216,696

Platreef	-	-		n.a.	$	n.a.		$	n.a.	-	-	-	78,815

	8,801	9,075		$979		$179			$438	$8,887	$3,294	$7,265	$295,511

Platinum

Marathon	-	-	$	n.a.	$	n.a.		$	n.a.	$-	$-	$-	$9,451

Platreef	-	-		n.a.	$	n.a.		$	n.a.	-	-	-	57,585
	-	-	$	n.a.	$	n.a.		$	n.a.	$-	$-	$-	$67,036

Cobalt

Voisey’s Bay	499	397		$15.61		$2.99	[8]		$12.77	$6,195	$(61)	$9,087	$346,874

Operating results										$595,870	$357,767	$481,363	$6,487,552

Other
General and administrative											$(20,705)	$(24,920)
Share based compensation											(7,522)	(11,129)
Donations and community investments											(2,273)	(1,988)
Finance costs											(2,741)	(2,182)
Other											12,317	12,820
Income tax											(50,485)	(191)

Total other											$(71,409)	$(27,590)	$759,530

											$286,358	$453,773	$7,247,082

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
5)

Other gold interests comprised of the operating Marmato gold interest as well as the non-operating Minto, Copper World, Santo Domingo, Fenix, Blackwater, Curipamba, Marathon, Goose, Cangrejos, Platreef, Curraghinalt and Kudz Ze Kayah gold interests.

6)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin silver interests as well as the non-operating Stratoni, Aljustrel, Minto, Pascua-Lama, Copper World, Navidad, Blackwater, Curipamba, Mineral Park and Kudz Ze Kayah silver interests.

On a gold equivalent basis, results for the Company for the six months ended June 30, 2024 were as follows:

Six Months Ended June 30, 2024
	Ounces Produced [1]	Ounces Sold	Average Realized Price ($’s Per Ounce)	Average Cash Cost ($’s Per Ounce) [2]	Cash Operating Margin ($’s Per Ounce) [3]	Average Depletion ($’s Per Ounce)	Gross Margin ($’s Per Ounce)
Gold equivalent basis [4]	305,761	267,193	$ 2,230	$ 433	$ 1,797	$ 459	$ 1,338

1)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
3)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
4)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,000 per ounce gold; $23.00 per ounce silver; $1,000 per ounce palladium; and $13.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2024.

Six Months Ended June 30, 2023
	Units Produced²	Units Sold	Average Realized Price ($’s Per Unit)		Average Cash Cost ($’s Per Unit) [3]		Average Depletion ($’s Per Unit)		Sales	Gain on Disposal [4]	Net Earnings	Cash Flow From Operations	Total Assets

Gold
Salobo	98,481	81,996		$1,949		$420		$330	$159,825	$-	$98,261	$125,353	$2,356,169
Sudbury [5]	12,021	9,143		1,954		400		1,025	17,866	-	4,841	13,925	274,048
Constancia	14,349	16,198		1,952		416		316	31,615	-	19,759	24,873	90,469
San Dimas	21,920	22,005		1,946		626		260	42,812	-	23,319	29,030	150,154
Stillwater	3,977	4,289		1,945		346		510	8,343	-	4,671	6,860	213,663
Other [6]	5,451	4,268		1,932		1,306		117	8,247	-	2,173	2,407	537,197
	156,199	137,899		$1,949		$477		$362	$268,708	$-	$153,024	$202,448	$3,621,700

Silver
Peñasquito	3,820	3,396		$23.61		$4.43		$4.06	$80,162	$-	$51,317	$65,119	$279,872
Antamina	1,856	1,777		23.58		4.63		7.06	41,897	-	21,128	33,668	532,828
Constancia	972	1,040		23.72		6.14		6.24	24,674	-	11,792	18,288	186,452
Other [7]	2,927	1,973		23.33		5.86		2.95	46,025	5,027	33,668	35,925	482,572
	9,575	8,186		$23.55		$5.04		$4.72	$192,758	$5,027	$117,905	$153,000	$1,481,724

Palladium
Stillwater	7,585	6,338		$1,517		$277		$428	$9,614	$-	$5,149	$7,862	$224,099

Platinum
Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$9,448

Cobalt
Voisey’s Bay	276	588		$14.22		$3.25 [8]		$13.85	$8,357	$-	$(1,693)	$8,820	$354,195

Operating results									$479,437	$5,027	$274,385	$372,130	$5,691,166

Other
General and administrative											$(20,315)	$(23,384)
Share based compensation											(11,881)	(16,675)
Donations and community investments											(3,318)	(3,146)
Finance costs											(2,731)	(2,066)
Other											16,254	14,955
Income tax											445	(4,332)

Total other											$(21,546)	$(34,648)	$1,188,739

											$252,839	$337,482	$6,879,905

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	The gain on disposal of Other silver interests relates to the gain on the buyback of 33% of the Goose PMPA..
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
6)

Other gold interests are comprised of the operating Marmato gold interests as well as the non-operating Minto, 777, Copper World, Santo Domingo, Fenix, Blackwater, Marathon, Curipamba, Goose and Cangrejos gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

7)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Cozamin and Marmato silver interests and the non-operating Minto, 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World, Blackwater and Curipamba silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the second quarter of 2025.

8)

Cash cost per pound of cobalt sold during the six months ended June 30, 2023 was net of a previously recorded inventory write-down of $1.5 million, resulting in a decrease of $2.57 per pound of cobalt sold.

On a gold equivalent basis, results for the Company for the six months ended June 30, 2023 were as follows:

Six Months Ended June 30, 2023
	Ounces Produced [1]	Ounces Sold	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [2]	Cash Operating Margin ($‘s Per Ounce) [3]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Gold equivalent basis [4]	271,906	239,027	$2,006	$463	$1,543	$416	$1,127

1)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,000 per ounce gold; $23.00 per ounce silver; $1,000 per ounce palladium; and $13.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2024.

Non-IFRS Measures

Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis; and (iv) cash operating margin.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash impairment charges (reversals) (if any), non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended June 30		Six Months Ended June 30
(in thousands, except for per share amounts)	2024	2023	2024	2023

Net earnings	$122,317	$141,448	$286,358	$252,839

Add back (deduct):

Gain on disposal of Mineral Stream Interest	-	(5,027)	-	(5,027)
(Gain) loss on fair value adjustment of share purchase warrants held	(197)	280	(380)	105
Deferred income tax (expense) recovery recognized in the Statement of OCI	2,863	6,044	2,766	2,090

Income tax recovery related to prior year disposal of Mineral Stream Interest	-	-	-	(2,672)
Global minimum tax expense related to Q1-2024 earnings	24,755	-	-	-
Other	(173)	(161)	(346)	(320)

Adjusted net earnings	$149,565	$142,584	$288,398	$247,015

Divided by:
Basic weighted average number of shares outstanding	453,430	452,892	453,262	452,633
Diluted weighted average number of shares outstanding	454,104	453,575	453,888	453,368

Equals:
Adjusted earnings per share - basic	$0.330	$0.315	$0.636	$0.546
Adjusted earnings per share - diluted	$0.329	$0.314	$0.635	$0.545

ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended June 30		Six Months Ended June 30
(in thousands, except for per share amounts)	2024	2023	2024	2023
Cash generated by operating activities	$234,393	$202,376	$453,773	$337,482
Divided by:
Basic weighted average number of shares outstanding	453,430	452,892	453,262	452,633
Diluted weighted average number of shares outstanding	454,104	453,575	453,888	453,368
Equals:
Operating cash flow per share - basic	$0.517	$0.447	$1.001	$0.746
Operating cash flow per share - diluted	$0.516	$0.446	$1.000	$0.744

iii.

Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.

	Three Months Ended June 30		Six Months Ended June 30
(in thousands, except for gold and palladium ounces sold and per unit amounts)	2024	2023	2024	2023
Cost of sales	$112,872	$113,116	$238,103	$210,079
Less: depletion	(58,865)	(54,474)	(122,541)	(99,473)
Cash cost of sales	$54,007	$58,642	$115,562	$110,606
Cash cost of sales is comprised of:
Total cash cost of gold sold	$34,066	$34,675	$74,427	$65,711
Total cash cost of silver sold	18,914	22,234	38,326	41,231
Total cash cost of palladium sold	753	887	1,622	1,752
Total cash cost of cobalt sold¹	274	846	1,187	1,912
Total cash cost of sales	$54,007	$58,642	$115,562	$110,606
Divided by:
Total gold ounces sold	77,326	75,294	169,345	137,899
Total silver ounces sold	3,823	4,437	7,890	8,186
Total palladium ounces sold	4,301	3,392	9,075	6,338
Total cobalt pounds sold	88	265	397	588
Equals:
Average cash cost of gold (per ounce)	$441	$461	$440	$477
Average cash cost of silver (per ounce)	$4.95	$5.01	$4.86	$5.04
Average cash cost of palladium (per ounce)	$175	$261	$179	$277
Average cash cost of cobalt (per pound)	$3.11	$3.20	$2.99	$3.25

1)

Cash cost per pound of cobalt sold during the second quarter of 2023 was net of a previously recorded inventory write-down of $0.5 million (six months - $1.5 million), resulting in a decrease of $1.81 per pound of cobalt sold (six months - $2.57 per pound of cobalt sold).

iv.

Cash operating margin is calculated by adding back depletion to the gross margin. Cash operating margin on a per ounce or per pound basis is calculated by dividing the cash operating margin by the number of ounces or pounds sold during the period. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended June 30		Six Months Ended June 30
(in thousands, except for gold and palladium ounces sold and per unit amounts)	2024	2023	2024	2023

Gross margin	$186,192	$151,856	$357,767	$269,358
Add back: depletion	58,865	54,474	122,541	99,473

Cash operating margin	$245,057	$206,330	$480,308	$368,831

Cash operating margin is comprised of:
Total cash operating margin of gold sold	$148,084	$114,836	$298,412	$202,997
Total cash operating margin of silver sold	92,377	84,847	169,623	151,527
Total cash operating margin of palladium sold	3,457	3,992	7,265	7,862
Total cash operating margin of cobalt sold	1,139	2,655	5,008	6,445

Total cash operating margin	$245,057	$206,330	$480,308	$368,831

Divided by:
Total gold ounces sold	77,326	75,294	169,345	137,899
Total silver ounces sold	3,823	4,437	7,890	8,186
Total palladium ounces sold	4,301	3,392	9,075	6,338
Total cobalt pounds sold	88	265	397	588

Equals:
Cash operating margin per gold ounce sold	$1,915	$1,525	$1,762	$1,472
Cash operating margin per silver ounce sold	$24.16	$19.12	$21.50	$18.51
Cash operating margin per palladium ounce sold	$804	$1,177	$800	$1,240
Cash operating margin per cobalt pound sold	$12.94	$10.03	$12.62	$10.97

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Wheaton’s MD&A available on the Company’s website at www.wheatonpm.com and posted on SEDAR+ at www.sedarplus.ca.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton’s PMPA counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	the future price of commodities;
•

the estimation of future production from the mineral stream interests and mineral royalty interests currently owned by the Company (the “Mining Operations”) (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);

•	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates and the realization of such estimations);
•	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at Mining Operations;
•

the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party’s obligations in accordance with PMPAs and the receipt by the Company of precious metals and cobalt production or other payments in respect of the applicable Mining Operations under PMPAs;

•

the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;

•	future payments by the Company in accordance with PMPAs, including any acceleration of payments;
•	the costs of future production;
•	the estimation of produced but not yet delivered ounces;
•	the future sales of Common Shares under, the amount of net proceeds from, and the use of the net proceeds from, the at-the-market equity program;
•	continued listing of the Common Shares on the LSE, NYSE and TSX;
•	any statements as to future dividends;
•	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;
•	projected increases to Wheaton’s production and cash flow profile;
•	projected changes to Wheaton’s production mix;
•	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;
•	the ability to sell precious metals and cobalt production;
•	confidence in the Company’s business structure;
•	the Company’s assessment of taxes payable, including taxes payable under the GMT, and the impact of the CRA Settlement, and the Company’s ability to pay its taxes;
•	possible CRA domestic audits for taxation years subsequent to 2016 and international audits;
•	the Company’s assessment of the impact of any tax reassessments;
•	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement;
•	the Company’s climate change and environmental commitments; and
•	assessments of the impact and resolution of various legal and tax matters, including but not limited to audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);
•

risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansion and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);

•

absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;
•

risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs, including the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•

Wheaton’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated, or the ability of the Company to pay such taxes as and when due;

•	any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
•	risks in assessing the impact of the CRA Settlement (including whether there will be any material change in the Company’s facts or change in law or jurisprudence);
•

risks related to any potential amendments to Canada’s transfer pricing rules under the Income Tax Act (Canada) that may result from the Department of Finance’s consultation paper released June 6, 2023;

•

risks relating to Wheaton’s interpretation of, compliance with, or application of the GMT, including Canada’s GMTA and the legislation enacted in Luxembourg, that applies to the income of the Company’s subsidiaries for fiscal years beginning on or after December 31, 2023;

•	counterparty credit and liquidity risks;
•	mine operator and counterparty concentration risks;
•	indebtedness and guarantees risks;
•	hedging risk;
•	competition in the streaming industry risk;
•	risks relating to security over underlying assets;
•	risks relating to third-party PMPAs;
•	risks relating to revenue from royalty interests;
•	risks related to Wheaton’s acquisition strategy;
•	risks relating to third-party rights under PMPAs;
•	risks relating to future financings and security issuances;
•	risks relating to unknown defects and impairments;
•	risks related to governmental regulations;
•	risks related to international operations of Wheaton and the Mining Operations;
•	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;
•	risks related to environmental regulations;
•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable supplies, infrastructure and employees to support the Mining Operations;
•	risks related to underinsured Mining Operations;
•

inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);

•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	the ability of Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of the Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks associated with environmental, social and governance matters;
•	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
•	risks related to the market price of the Common Shares of Wheaton;
•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	risks related to interest rates;
•	risks related to the declaration, timing and payment of dividends;
•	risks related to access to confidential information regarding Mining Operations;
•	risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;
•	risks associated with a possible suspension of trading of Common Shares;
•	risks associated with the sale of Common Shares under the at-the-market equity program, including the amount of any net proceeds from such offering of Common Shares and the use of any such proceeds;
•	equity price risks related to Wheaton’s holding of long-term investments in other companies;
•	risks relating to activist shareholders;
•	risks relating to reputational damage;
•	risks relating to expression of views by industry analysts;
•	risks related to the impacts of climate change and the transition to a low-carbon economy;
•	risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks relating to generative artificial intelligence;
•	risks relating to compliance with anti-corruption and anti-bribery laws;

•	risks relating to corporate governance and public disclosure compliance;
•	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic or pandemic;
•	risks related to the adequacy of internal control over financial reporting; and
•

other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s Annual Information Form available on SEDAR+ at www.sedarplus.ca and Wheaton’s Form 40-F for the year ended December 31, 2022 on file with the U.S. Securities and Exchange Commission on EDGAR (the “Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation):

•	that there will be no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;
•	that public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations is accurate and complete;
•	that the production estimates from Mining Operations are accurate;
•	that each party will satisfy their obligations in accordance with the PMPAs;
•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
•	that Wheaton will be able to source and obtain accretive PMPAs;
•	that the terms and conditions of a PMPA are sufficient to recover liabilities owed to the Company;
•	that Wheaton has fully considered the value and impact of any third-party interests in PMPAs;
•	that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company);
•	that Wheaton has properly considered the application of Canadian tax laws to its structure and operations and that Wheaton will be able to pay taxes when due;
•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax laws;
•	that Wheaton’s application of the CRA Settlement is accurate (including the Company’s assessment that there has been no material change in the Company’s facts or change in law or jurisprudence);
•	that Wheaton’s assessment of the tax exposure and impact on the Company and its subsidiaries of the implementation of a 15% global minimum tax is accurate;
•

that any sale of Common Shares under the at-the-market equity program will not have a significant impact on the market price of the Common Shares and that the net proceeds of sales of Common Shares, if any, will be used as anticipated;

•

that the trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;

•	that the trading of the Company’s Common Shares will not be suspended;
•	the estimate of the recoverable amount for any PMPA with an indicator of impairment;
•	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic or pandemic; and
•	such other assumptions and factors as set out in the Disclosure.

There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton’s management’s current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

Cautionary Language Regarding Reserves and Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2023, which was filed on March 28, 2024 and other continuous disclosure documents filed by Wheaton since January 1, 2024, available on SEDAR+ at www.sedarplus.ca. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The Company reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance with Canadian reporting requirements which are governed by, and utilize definitions required by, Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of

Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ from the definitions adopted by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended (the “Securities Act”) which are applicable to U.S. companies. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted by the SEC. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from https://www.sec.gov/edgar.shtml.

End Notes

1 Please refer to disclosure on non-IFRS measures in this press release. Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter. Details of the dividend can be found in the Wheaton’s news release dated August 7, 2024, titled “Wheaton Precious Metals Declares Quarterly Dividend.”

2 Statements made in this section contain forward-looking information with respect to forecast production, production growth, funding outstanding commitments, continuing to acquire accretive mineral stream interests and the commencement, timing and achievement of construction, expansion or improvement projects and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

3 Gold equivalent forecast production for 2024 and the longer-term outlook are based on the following commodity price assumptions: $2,000 per ounce gold, $23 per ounce silver, $1,000 per ounce palladium, $950 per ounce of platinum and $13.00 per pound cobalt.

4 Source: Company reports & S and P Capital IQ estimates of 2024 byproduct cost curves for gold, zinc/lead, copper, PGM, nickel & silver mines. Portfolio mine life based on recoverable reserves and resources as of Dec 31, 2023 and 2023 actual mill throughput and is weighted by individual reserve and resource category.

5 Total streaming and royalty agreements relate to precious metals purchase agreements for the purchase of precious metals and cobalt relating to 18 mining assets which are currently operating, 23 which are at various stages of development and 4 of which have been placed in care and maintenance or have been closed.

6 Further details for long-term guidance can be found in the Wheaton news release dated March 14, 2024, titled “Wheaton Precious Metals Announces Solid 2023 Annual Results and Transition to Progressive Dividend Policy.”